Exhibit 7.2

Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Millions of Mexican Pesos, Except Ratios

IFRS	2012		2011
Earnings available for fixed charges:
Income before income taxes and share of the profit of associates and joint ventures accounted	Ps.	19,992	Ps.	16,794
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		180		86
Plus:
Interest expense		2,222		2,227
Amortization of capitalized interest		14		3
Less:
Capitalized interest		(38)		(185)
Non-controlling interest		(565)		(551)

	Ps.	21,805	Ps.	18,423

Fixed Charges:
Interest expense, net		1,955		1,729
Capitalized interest		(38)		(185)

Interest portion of rental expenses		229		363
Total Fixed charges	Ps.	2,222	Ps.	2,277

Ratio of earnings to fixed charges		9.81		8.09